Exhibit H

Non-Action Letter Agreement

          Reference is made to (i) the Agreement and Plan of Amalgamation (as amended, the “Amalgamation Agreement”) dated as of October 16, 2003 between FLAG Telecom Group Limited (the “Company”) and Reliance Gateway Net Limited (“Gateway”) (ii) the Letter Agreement (as amended, the “16(b) Agreement”) dated as of October 16, 2003 between the Company and Gateway and (iii) the HMC Agreement (the “HMC Agreement”) dated as of December 4, 2003 among the Company, Gateway and Harbert Distressed Investment Master Fund, Ltd. (“HMC”). Capitalized terms used herein and not defined shall have the meaning assigned to them in the Amalgamation Agreement.

          Pursuant to the 16(b) Agreement, the Company has determined that it is necessary, proper and advisable for it to enter into this Non-Action Letter Agreement as contemplated thereby.

          Accordingly, the Company hereby agrees to waive the Company’s rights to recover, and agrees not to take or facilitate any action to seek to recover, profits under Section 16(b) of the 1934 Act from HMC or any of its Affiliates arising out of the consummation of the Amalgamation and the payment of the Amalgamation Consideration to HMC or any of its Affiliates. HMC hereby represents, and the parties hereto acknowledge, that for puposes of this Non-Action Letter Agreement, the Affiliates of HMC include, without limitation, Harbert Distressed Investment Fund, L.P., Harbert Distressed Investment Offshore Fund, Ltd., HMC Distressed Investment Fund GP, L.L.C., HMC — New York, Inc., HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation and its direct and indirect subsidiaries, Philip A. Falcone, Raymond J. Harbert, Michael D. Luce, The Harbinger Group, Inc., and all of the officers, directors, managers, members, shareholders, partners, employees and managed accounts of any of the foregoing.

          Pursuant to the 16(b) Agreement and in consideration of HMC’s agreements below, each of Gateway, Amalgamation Sub and Reliance Industries Limited (“Reliance” and, together with Gateway and Amalgamation Sub, the “Reliance Parties”) hereby agrees, and agrees to cause the Amalgamated Company, to waive the Amalgamated Company’s rights to recover, and agree not to take or facilitate any action to seek to recover, profits under Section 16(b) of the 1934 Act from HMC or any of its Affiliates arising out of the consummation of the Amalgamation and the payment of the Amalgamation Consideration to HMC or any of its Affiliates.

          In consideration of the agreements above, HMC hereby agrees that, pursuant to Section 1.01 of the HMC Agreement, this Non-Action Letter Agreement constitutes written notice, effective as of January 12, 2004, from HMC to the Company and Gateway that HMC has determined to vote in favor of the approval and adoption of the Amalgamation Agreement. Accordingly, HMC hereby agrees that the “Voting Effective Time” (as defined in the HMC Agreement) will be January 12, 2004.

          Gateway hereby represents that at the Effective Time, Gateway will be the sole shareholder of the Amalgamated Company and Gateway hereby agrees that, for a period of two years from the Effective Time, to the extent that it shall not own all of the outstanding shares of the Amalgamated Company during such two year period, it shall, if requested by HMC, cause such other shareholders of the Amalgamated Company to execute this Non-Action Letter Agreement.

          This Non-Action Letter Agreement shall be binding on the successors and shareholders of the Company and the Amalgamated Company and the successors and the shareholders of each Reliance Party. Gateway, as the sole post-Amalgamation shareholder of the Amalgamated Company, agrees, acknowledges and has no objection to the Company’s execution of this Non-Action Letter Agreement. Except as expressly set forth in this Non-Action Letter Agreement, neither HMC nor any of its Affiliates is afforded any rights to impose any obligations on the Company, any Reliance Party or any of their respective Subsidiaries.

          The provisions of this Non-Action Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

          This Non-Action Letter Agreement shall be governed by and construed in accordance with the laws of Bermuda, without regard to its conflicts of laws principles.

          Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Non-Action Letter Agreement or the transactions contemplated hereby or by the 16(b) Agreement, the Amalgamation Agreement or otherwise relating to Section 16(b) of the 1934 Act shall be brought in the Supreme Court of Bermuda (unless such court shall not accept jurisdiction in which case the action may be brought in any other courts), and each of the parties hereby consents to the jurisdiction of the Supreme Court of Bermuda (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

          IN WITNESS WHEREOF, the parties hereto have caused this Non-Action Letter Agreement to be duly executed by their respective authorized signatories as of December 17, 2003.

FLAG TELECOM GROUP LIMITED

By:	/s/ Eugene I. Davis
Name: Title:	Eugene I. Davis Director

By:	/s/ Robert M. Aquilina
Name: Title:	Robert M. Aquilina Director

By:	/s/ Anthony J. Pacchia
Name: Title:	Anthony J. Pacchia Director

RELIANCE GATEWAY NET LIMITED

By:	/s/ P.M.S. Prasad
Name: Title:	P.M.S. Prasad Authorized Signatory

GATEWAY NET BERMUDA LIMITED

By:	/s/ Thakur Sharma
Name: Title:	Thakur Sharma President

RELIANCE INDUSTRIES LIMITED

By:	/s/ P.M.S. Prasad
Name: Title:	P.M.S. Prasad Authorized Signatory

HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.

By:	HMC Distressed Investment Offshore Manager, LLC

By:	/s/ Philip A. Falcone
Name: Title:	Philip A. Falcone Vice President